SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                      TRANS WORLD ENTERTAINMENT CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89336Q100
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 28, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   89336Q100
________________________________________________________________________________
    1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
    2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
    3)  SEC Use Only
________________________________________________________________________________
    4)  Source of Funds (See Instructions):  WC
________________________________________________________________________________
    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
    6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
        Number of                          7) Sole Voting Power:      2,761,581*
        Shares Beneficially                -------------------------------------
        Owned by                           8) Shared Voting Power:            0
        Each Reporting                     -------------------------------------
        Person With                        9) Sole Dispositive Power: 2,761,581*
                                           -------------------------------------
                                          10) Shared Dispositive Power:       0
                                          --------------------------------------
________________________________________________________________________________
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,761,581*
________________________________________________________________________________
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):        Not Applicable
________________________________________________________________________________
   13)  Percent of Class Represented by Amount in Row (11):      5.2%*
________________________________________________________________________________
   14)  Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________

* 373,500 shares (0.7%) of the Trans World Entertainment Corporation common stock, par value $.01 per share (the "Common Stock"), are owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"). 374,300 shares (0.7%) of the Common Stock are owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"). 982,550 shares (1.9%) of the Common Stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 1,031,231 shares (2.0%) of the Common Stock are owned in the aggregate by certain private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. See Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Trans World Entertainment Corporation (the "Company"), whose principal executive offices are located at 38 Corporate Circle, Albany, New York 12203.

Item 2.   Identity and Background.

          The natural person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as: (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P. ("Cerberus"); and (ii) the investment manager for each of Cerberus Institutional Partners, L.P. ("Institutional"), Cerberus International, Ltd. ("International") and certain other private investment funds (collectively, the "Funds"). Cerberus, Institutional, International and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares of the Common Stock on behalf of each of Cerberus, Institutional, International and the Funds came directly from the assets of each of Cerberus, Institutional, International and the Funds, respectively. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $18,861,382.

Item 4.   Purpose of Transaction.

          The acquisition of the shares of Common Stock referred to in Item 5 below is for investment purposes on behalf of each of Cerberus, Institutional, International and the Funds, respectively. Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions referred to in Item 5 below being required to be described in this Item 4.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1999, as of August 28, 1999 there were outstanding 52,707,405 shares of the Common Stock. As of October 28, 1999, 373,500 shares (0.7%) of the Common Stock are owned by Cerberus; 374,300 shares (0.7%) of the Common Stock are owned by Institutional; 982,550 shares

(1.9%) of the Common Stock are owned by International; and 1,031,231 shares (2.0%) of the Common Stock are owned in the aggregate by the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. Therefore, for the purposes of Section 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 2,761,581 shares (5.2%) of the Common Stock.

          The following table details the transactions during the past sixty days, each of which was effected in an ordinary brokerage transaction, in the Common Stock by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof:

                           I. Cerberus Partners, L.P.

                                   (Purchases)

     Date                            Quantity                          Price

October 20, 1999                       63,000                          $10.87
October 21, 1999                        2,500                          $10.68
October 22, 1999                        5,000                          $10.62
October 25, 1999                        4,000                          $10.46
October 26, 1999                        9,600                          $10.62
October 27, 1999                        6,300                          $10.47
October 28, 1999                       40,500                          $10.56

                                     (Sales)

                                      NONE


                               II. Institutional

                                   (Purchases)

     Date                            Quantity                           Price

September 14, 1999                    240,000                          $11.68
October 20, 1999                       65,000                          $10.87
October 21, 1999                        2,600                          $10.68
October 22, 1999                        5,200                          $10.62
October 25, 1999                        4,100                          $10.50
October 26, 1999                        9,900                          $10.62
October 27, 1999                        6,500                          $10.47
October 28, 1999                       41,000                          $10.56

                                     (Sales)

                                      NONE

                               III. International

                                   (Purchases)

     Date                            Quantity                           Price

October 14, 1999                       5,000                           $11.75
October 20, 1999                     167,000                           $10.87
October 21, 1999                       6,800                           $10.68
October 22, 1999                      13,600                           $10.62
October 25, 1999                       8,900                           $10.46
October 25, 1999                       2,000                           $10.50
October 26, 1999                      25,200                           $10.62
October 27, 1999                      16,900                           $10.47
October 28, 1999                     106,000                           $10.56

                                     (Sales)

                                      NONE

                                  IV. The Funds

                                   (Purchases)

     Date                            Quantity                           Price

September 14, 1999                    466,881                          $11.68
October 20, 1999                      180,000                          $10.87
October 21, 1999                        7,200                          $10.68
October 22, 1999                       14,400                          $10.62
October 25, 1999                       11,400                          $10.46
October 26, 1999                       27,000                          $10.62
October 27, 1999                       18,100                          $10.47
October 28, 1999                      114,000                          $10.56

                                     (Sales)

     Date                            Quantity                           Price

September 15, 1999                    100,000                          $11.68

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No contracts, arrangements, understandings or relationships exist with respect to any securities of the Company as between Stephen Feinberg and any person or entity.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            November 8, 1999


                                            /s/Stephen Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each   of   Cerberus   Institutional
                                            Partners,       L.P.,       Cerberus
                                            International,   Ltd.   and  certain
                                            private investment funds


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).